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05039316

BB 3/18 *

UNITED STATES
ES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

RECEIVED MAR 0 1 2005 MAIL PROCESSING SECTION WASH, D.C. 202

SEC FILE NUMBER
8-20494

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
WestLB Securities Inc.

OFFICIAL USE ONLY
8-20494
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1211 Avenue of the Americas
(No. and Street)

New York	**NY**	**10036**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jon D. Pedersen, Sr. **212-852-5996**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 9 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

AW 3-23-2005

OATH OR AFFIRMATION

We, Jon D. Pedersen, Sr. and John Parker, swear (or affirm) that, to the best of our knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of WestLB Securities Inc., as of December 31, 20 04, are true and correct. We further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Signature

G Head WSI

Title

SYLVIA O. ROJAS
NOTARY PUBLIC, STATE OF NEW YORK
NO. 01RO6054408
QUALIFIED IN QUEENS COUNTY
COMMISSION EXPIRES FEB. 5, 2007

Sylvia O. Rojas

Notary Public

This report ** contains (check all applicable boxes):

- X (a) Facing Page.
- X (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Statement of Financial Condition

WestLB Securities Inc.

December 31, 2004
with Report of Independent Registered Public Accounting Firm

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors of
WestLB Securities Inc.

We have audited the accompanying statement of financial condition of WestLB Securities Inc. (the "Company") as of December 31, 2004. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this the statement of financial condition.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of WestLB Securities Inc. at December 31, 2004 in conformity with accounting principles generally accepted in the United States.

Ernst & Young

February 25, 2005

WestLB Securities Inc.

Statement of Financial Condition

December 31, 2004

Assets	
Cash and cash equivalents	$ 38,162,189
Securities segregated in compliance with Rule 15c3-3	4,986,785
Deposits with clearing organizations	9,319,122
Fails to deliver	5,713,625
Receivables from customers	5,955,716
Securities owned, at fair value	212,642
Deferred tax asset	1,152,151
Prepaid taxes	875,086
Other assets	291,131
Total assets	$ 66,668,447
Liabilities	
Due to Parent	$ 16,882,623
Fails to receive	5,963,474
Accrued compensation payable	4,007,377
Payables to customers	5,464,912
Other liabilities and accrued expenses	888,861
	33,207,247
Stockholder's equity	
Stockholder's equity	33,461,200
Total liabilities and stockholder's equity	$ 66,668,447

See accompanying notes.

WestLB Securities Inc.

Notes to Statement of Financial Condition

December 31, 2004

1. Organization

WestLB Securities Inc. (the "Company") is a wholly-owned subsidiary of WestLB AG (the "Parent"), a commercial and investment bank located in the Federal Republic of Germany.

The Company is a registered broker and dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc., the Boston Stock Exchange, the Mortgage Backed Securities Clearing Corp., Euroclear, the Depository Trust Company and the Government Securities Clearing Corp.

The Company acts as an agent between its affiliated companies and third parties for the purchase and sale of foreign equity and fixed income securities. The Company executes and clears all of these trades through its foreign affiliates. These trades are settled on a delivery versus payment or receive versus payment basis. The Company provides clearing and custodial services for its Parent's branches in New York, London and Tokyo relating to domestic securities and acts as agent for the placement of commercial and private placement paper. In addition, the Company trades fixed income securities for its own account.

As more fully described in Note 4, the Company generates management, clearing, commercial paper, and private placement fees through transactions with related parties and has service agreements with related parties under which it receives administrative support to conduct its operations. Therefore, the accompanying financial statements may not be indicative of the financial condition or the results of operations of the Company, if it had operated as an unaffiliated entity.

2. Significant Accounting Policies

These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America and reflect the following significant accounting policies:

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from these estimates.

2. Significant Accounting Policies (continued)

Revenue Recognition

The Company earns management, clearing, commercial paper and private placement fees through transactions with related parties.

Operating costs incurred by the Company during the execution of its "as agent" duties, excluding clearing fees and certain other expenses, are reimbursed to the Company by the related parties at cost plus 5%.

Clearing fees are accounted for on a trade-date basis. Interest income is recorded when earned. Fees related to private placements and bond origination are recorded upon settlement.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of less than 90 days at the time of purchase and not held for resale to be cash equivalents. Cash and cash equivalents include cash held in bank accounts, highly liquid deposits in overnight investment accounts, and money market funds. Cash and the overnight account are held at one U.S. commercial bank. As of December 31, 2004, $17,982,590 of the cash and cash equivalent balance was held in two money market fund deposits.

Securities Segregated in Compliance with SEC Rule 15c3-3

Treasury bills of $4,986,785, recorded at market value, are segregated in a special reserve bank account at a major U.S. financial institution for the exclusive benefit of customers under Rule 15c3-3 of the Securities and Exchange Act of 1934.

Securities Owned

Securities owned are recorded on a trade date basis and are stated at fair value as determined by the Company's management. Because of the inherent uncertainty of valuations, the estimated fair value may differ materially from the amounts that may ultimately be realized upon sale or other disposition of these investments.

2. Significant Accounting Policies (continued)

Receivable From and Payable to Customers

Receivable from and payable to customers represent unsettled securities transactions due to and due from customers.

Fails to Deliver and Fails to Receive

Fails to deliver arise when the Company does not deliver securities on settlement date. The Company records the selling price as a receivable due from the purchasing customer. The receivable is collected upon delivery of the securities. Fails to receive arise when the Company does not receive securities on settlement date. The Company records the amount of the purchase price as a payable due to the selling customer. The liability is paid upon receipt of the securities.

3. Deposits with Clearing Organizations

The Company is a participant in the Depository Trust Company ("DTC"). DTC has a minimum participant deposit requirement of $7,000,000 for the Company. The remaining balance represents deposits with another clearing organization.

4. Related Party Transactions

The Company provides services to its Parent's NY and London branches under management agreements. These services include securities clearing, custody, and other management services.

Due to Parent consists of management charges related to a service agreement with the Parent. The Company utilizes certain resources of the Parent, including facilities, systems, human resources and other various administrative services for which the Parent allocates a management charge to the Company.

The Company earns fees from related parties for acting as clearing agent with regard to domestic securities transactions. Fees earned are at market rates.

The Company has entered into commercial paper placement agreements with commercial paper conduits set up by the Parent. Pursuant to these agreements, the Company acts as agent

4. Related Party Transactions (continued)

and receives a fee for placing commercial paper with investors on behalf of the conduits. Placement fees earned are at market rates.

The Company also earns private placement fees relating to the distribution of private placement paper to U.S. investors on behalf of the London Branch of the Parent. The Company earns these fees at market rates.

5. Net Capital Requirements

The Company is subject to the net capital requirements of the Securities and Exchange Commission (the "SEC") under Rule 15c3-1 (the "Rule"). The Company follows the basic method of computing net capital under the Rule which requires that the Company must maintain minimum net capital, as defined, equal to the greater of $250,000 or 6 2/3% of aggregate indebtedness, as defined. The SEC requirements also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. At December 31, 2004, the Company had net capital of $29,749,431, which was $27,535,615 in excess of its required net capital of $2,213,816. The Company's ratio of aggregate indebtedness to net capital was 1.12 to 1.

6. Revolving Subordinated Loan

Effective August 15, 2002, the Company entered into a revolving subordinated loan agreement (the "Agreement") with the Parent. Under the terms of the Agreement, the Company has an aggregate revolving credit line of $40 million that matures on August 15, 2005. The Company did not draw down on the credit line during the year ended December 31, 2004. The revolving credit line has been approved by the NASD and is includable in determining net capital under Rule 15c3-1 when drawn.

7. Income Taxes

The Company files Federal, New York State and New York City income tax returns. Deferred income taxes reflect the tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities. These temporary differences result in deductible amounts in future years and are measured using the tax rates and laws that will be in effect when such difference are expected to reverse.

7. Income Taxes (continued)

The significant temporary differences between U.S. GAAP and U.S. tax accounting principles that account for the deferred tax asset are amounts related to a rent write-off and accrued severance that are not currently deductible. In addition, the Company has recorded a deferred tax asset relating to net operating losses incurred during 2004 on a tax basis. As of December 31, 2004, no valuation allowance has been placed against the deferred tax asset of $1,152,151, as management believes it is more likely than not that the benefit relating to the deferred tax asset will be realized in future years.

8. Employee Benefit Plans

The Company participates with affiliates in a non-contributory defined contribution pension plan that provides retirement benefits to eligible employees. Plan assets and accumulated plan benefits applicable to the Company are not readily determinable because the actuarial funding methods used by the plan do not provide for division of assets or liabilities among the participating affiliated companies.

The Company also participates in a defined contribution 401(k) plan.

Certain employees of the Company participate in a deferred compensation plan offered by an affiliate. Participants voluntarily defer a portion of their incentive bonus, which is invested in a variety of investments for a deferral period of the employee's choosing. The employee deferrals are charged to expense in the year of the award.

9. Commitments and Contingencies

The Company is involved in litigation arising in the normal course of business. In the opinion of management, after consultation with legal counsel, the ultimate resolution of such litigation will not have a materially adverse effect on the Company's financial position or results of operations.

10. Financial Instruments

Due to their relatively short-term nature, financial instruments, which include cash and cash equivalents, are carried at contract value, which approximates their market value. At

10. Financial Instruments (continued)

December 31, 2004, securities owned of $212,642 were included on the statement of financial condition and consisted of equity and fixed income positions.

11. Off-Balance-Sheet Risk and Concentration of Credit Risk

In the normal course of business, the Company is involved in the execution and settlement of various securities transactions whose counterparties are primarily institutions and affiliates. These activities may expose the Company to risk in the event that the counterparty is unable to fulfil its contracted obligations and the Company has to purchase or sell the securities underlying the contract at a loss.

The Company has receivables and payables for financial instruments sold to and purchased from brokers, dealers and customers. The Company is exposed to risk of loss from the inability of the brokers, dealers and customers to pay for purchases or to deliver the financial instruments sold, in which case the Company would have to sell or purchase the financial instruments at prevailing market prices. Pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfil its contractual obligations.

As this right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2004, the Company has recorded no liabilities with regard to the right.

In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing brokers and all counterparties with which it conducts business.